DYNASTY GAMING INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

AS AT MARCH 31, 2008

DYNASTY GAMING INC.
Interim Consolidated Balance Sheets
(stated in Canadian Dollars)
(unaudited)

	March 31, 2008	December 31, 2007
	$	$
ASSETS
Current assets
Cash	897,357	1,488,832
Restricted cash	37,875	36,575
Accounts receivable	73,209	43,006
Prepaid expenses	26,369	17,043
Investment held for transaction (cost $280,000)	215,565	280,000
	1,250,375	1,865,456
Deferred development costs	-	90,000
Property and equipment	179,417	404,394
Definite-life intangibles	6,008,000	2,000,000

	7,437,792	4,359,850

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4,479,290	205,587

	4,479,290	205,587
Minority interest	404,857	492,792
	4,884,147	698,379

Shareholders' equity	2,553,645	3,661,471
	7,437,792	4,359,850

Commitments (Note 9)

On behalf of the board:

        “Albert Barbusci”

 , Director

        “ Joseph Lau”

 , Director

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Shareholders’ Equity

(stated in Canadian Dollars)
(unaudited)

	Capital Stock	Capital Stock	Contributed	Other Capital	Accumulated Other Comprehensive		Total Shareholders’
			Surplus		Income	Deficit	equity
	$	$	$	$	$	$	$
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – warrants	355,714	195,643		(17,786)			177,857
Shares issued - stock option Plan	464,967	325,926		(141,693)			184,233
Stock-based costs				(60,534)			(60,534)
Net loss for the year						(6,258,444)	(6,258,444)
Balance - December 31, 2007	92,347,574	18,196,924	120,653	2,725,237	-	(17,381,343)	3,661,471
Stock-based costs				145,415			145,415
Net loss for the year						(1,253,241)	(1,253,241)
Balance - March 31, 2008	92,347,574	18,196,924	120,653	2,870,652	-	(18,634,584)	2,553,645

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Operations

Three months ended March 31, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	March 31, 2008	March 31, 2007
	$	$
Revenues	-	-
Operating expenses
Direct costs	236,616	460,263
Marketing and promotion	37,414	230,175
Administrative	694,549	413,208
Amortization	22,378	224,570
Write-downs - property and equipment	202,599	-
	1,193,556	1,328,216
Loss from operations	(1,193,556)	(1,328,216)
Other
Interest income	3,558	9,157
Foreign exchange (loss) gain	(86,743)	2,434
Loss on investment held for transaction	(64,435)	-
	(147,620)	11,591
Net loss from continuing operations	(1,341,176)	(1,316,625)
Minority interest	87,935	-

Net loss	(1,253,241)	(1,316,625)

Net loss per share
Basic and diluted	(0.01)	(0.01)
Weighted average number of common shares
Basic	92,347,574	91,736,675
Diluted	92,347,574	91,736,675

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Cash Flows

Three months ended March 31, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	March 31, 2008	March 31, 2007
	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,253,241)	(1,316,625)
Stock based compensation	145,415	26,011
Amortization	22,378	224,570
Write-downs of property and equipment	202,599	-
Loss on investment held for transaction	64,435	-
Minority interest	(87,935)	-
	(906,349)	(1,066,044)
Change in non-cash working capital:
Accounts receivables	(30,203)	(685,753)
Prepaid expenses	(9,326)	(249,814)
Accounts payables and accrued liabilities	4,273,703	(220,647)
	4,234,174	(1,156,214)
	3,327,825	(2,222,258)
Cash flows from investing activities
Decrease in restricted cash	(1,300)	409
Decrease in other receivable	-	29,200
Tax credits received for development costs	90,000	127,210
Acquisition of property and equipment	-	(33,181)
Acquisition of definite-life intangibles	(4,008,000)	-
Investment in joint venture	-	(233,720)
	(3,919,300)	(110,082)
Cash flows from financing activities
Issuance of common shares net of costs	-	236,857
	-	236,857
Net change in cash and cash equivalents	(591,475)	(2,095,483)
Cash and cash equivalents , beginning of period	1,488,832	7,551,017
Cash and cash equivalents , end of period	897,357	5,455,534

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

1.

Going Concern

The Company has incurred operating losses and has not achieved any significant revenues. In October 2007, the Company halted its activities which were based solely on the licensing of its Mahjong Mania proprietary online gaming software.  The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described below.

The transaction proposed consists of a reverse takeover and share exchange between the Company and UDS Technology Limited, Silva Ford Technology Ltd, and their entities, for the purpose of establishing a significant market position within the software distribution and prepaid online game card sectors in China. Concurrent with the acquisition, the Company will propose a private placement offering for gross proceeds (before expenses) of $30,000,000 US.  (Note 9)

2.

Basis of Presentation

These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

3.

Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.

Through its wholly-owned subsidiaries: Mahjong Development Inc., Mahjong Systems Limited and Mahjong Systems (Cyprus) Limited, the Company was engaged in licensing its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format (the “Aggregate Strategy”).  The Aggregate Strategy was halted as of October 2007 and the Company is pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong Mania software (the “China Strategy”).

The Company, through DNY (BVI) Limited, entered into an agreement with Sega to purchase licenses for 4 online games.  This agreement is in anticipation of the completion of the proposed transaction. (Note 9)

4.

Significant Accounting Policies

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and their methods of application as the audited consolidated financial statements as of December 31, 2007. The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

5.

Changes in Accounting Policies

Capital and financial instruments

On January 1, 2008, the Company adopted the new recommendations of Section 3862, Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 Capital Disclosures

Capital Disclosures, issued by the Canadian Institute of Chartered Accountants.   These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2007.  Together, Section 3862 and 3863 are adopted to replace Section 3861 Financial Instruments – Disclosure and Presentation.

Section 3862 on financial instrument disclosures requires the disclosure of information about: a) the significance of financial instruments on the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 on presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.  Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  The new information is disclosed in notes 7 and 8.

6.

Related Party Transactions

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

Included in administration costs are the following amounts paid to related parties for management services: Cadence Communications Inc. $56,250 (2007 - $56,250) and Stratacon LLC $46,797 (2007 - nil).

Included in administration costs are the following amounts paid to related parties as director fees (2007 – nil):  A. Barbusci  $2,000; K. Eguchi $2,000; G. Beaudry $1,000 and J. Lau $2,000.

As at March 31, 2008, the Company had no accounts receivable from or accounts payable to related parties (2007 - $1,425).

7.

Financial Instruments

Financial Instruments – Carrying Values and Fair Values

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its cash, restricted cash, accounts receivable, and accounts payable approximate their fair value because of the relatively short periods to maturity of these instruments.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

7.

Financial Instruments (cont’d)

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a high proportion of the accounts payable are denominated in U.S. dollars. The company has U.S. dollar accounts payable of $4,000,000.

The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

8.

Capital Disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment and intangible assets.

Since inception, the Company has financed its liquidity needs primarily through private placements and issuance of convertible notes. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants and interest income.

To date, the Company’s policy is to maintain a minimum level of debt, although debt could be considered as part of financing initiatives in the future. At March 31, 2008, the Company has no long-term debt.

At March 31, 2008, cash and cash equivalents amounted to $897,357.  The Company, concurrent with the proposed transaction, will propose a private placement offering to raise additional capital. (Note 9)

9.

Commitments

Letter of Intent

The Company signed a binding Letter of Intent (“LOI”) on February 5, 2008 for the proposed acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of UDS Technology Limited (“UDS”) and of Silva Ford Technology Limited (“Silva”), and their subsidiary entities, for the purpose of establishing a significant market position within the software distribution and prepaid online game card sectors in China. Subsequent to the issuance of the LOI, the China companies initiated an internal reorganization, which has caused Dynasty to realign its acquisition strategy consistent with the newly emerging structure. As of this date, Dynasty is working vigorously with its China partners to conclude this re-organization process and resume RTO and financing activities consistent with the above market strategy and the newly configured target group.

Concurrent with the acquisition, the Company will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share, priced at $US 5.00 per unit.   The 3,000,000 warrants would entitle the holder to acquire one additional common share at a price of $6.00 per share, subject to adjustment, for a period of four years.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

9.

Commitments (cont’d)

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $10,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $2,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

(a)

For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b)

For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due in the second quarter of 2008. The amount and frequency of future payments beyond February 20, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties.